NEWS RELEASE

Mountain Lake Resources Inc., Purdy’s Wharf, Tower 1, 1700-1959 Upper Water St., Halifax, NS B0P 1T0 Canada
Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

MOUNTAIN LAKE OPTIONS 70% INTEREST IN VALENTINE LAKE GOLD PROJECT FROM RICHMONT MINES TO CONSOLIDATE 100% OWNERSHIP

  Agreement enables Mountain Lake to increase exploration activities and potentially expand resources

  Richmont continues to benefit through share ownership

HALIFAX, NS and MONTREAL, QC, Canada – February 11, 2009 – Mountain Lake Resources Inc. (TSX-V: MOA) ("Mountain Lake") and Richmont Mines Inc. (TSX/NYSE-A: RIC) ("Richmont") report that they have entered into an agreement granting Mountain Lake an option to purchase (the "Option") Richmont’s 70% interest in the Valentine Lake Gold Property (the "Property") located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property.

Mountain Lake has agreed to pay an option fee to Richmont of 2,500,000 common shares of Mountain Lake at a deemed value of $625,000, or $0.25 per share.

Mountain Lake may exercise the Option over a five-year period by making option payments to Richmont for an additional $3,000,000 in total, and by incurring $1,000,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. During the Option period, $500,000 of the exploration and development expenditures on the Property must be incurred by the end of the second year and the remaining $500,000 must be incurred by the end of the fifth year.

The transaction is subject to acceptance by the TSX Venture Exchange on behalf of Mountain Lake.

"Securing the right to consolidate a 100% ownership interest in an advanced gold exploration project like Valentine Lake is a significant opportunity for Mountain Lake. The Property, with the Leprechaun Pond deposit situated at kilometre (km) 3 and the Valentine East prospect located approximately 13 km NE along strike, boasts a total strike length of 29 km that remains significantly underexplored. Total drilling completed to date on the Property since it was discovered by BP Resources in 1985 is only 22,000 metres. By comparison, vein gold properties located in the Val-d’Or - Malartic gold belt in Quebec typically see 50,000 to 100,000, and up to 200,000 metres of drilling annually. The potential for new discoveries and resource expansion at Valentine Lake is excellent and the project can now receive the aggressive level of exploration it deserves," stated Mountain Lake President and CEO, Gary Woods.

MOUNTAIN LAKE OPTIONS 70% INTEREST IN VALENTINE LAKE GOLD PROJECT FROM RICHMONT MINES TO CONSOLIDATE 100% OWNERSHIP
February 11, 2009

Martin Rivard, President of Richmont said "This transaction enables Mountain Lake to take a lead role where it can focus its resources and move more rapidly on the development of this project, while we are still able to benefit as one of the largest shareholders of Mountain Lake. We believe Mountain Lake is an excellent strategic partner on this project as they have demonstrated the knowledge, skill and interest in developing Valentine Lake. In the meantime, we will increase our exploration focus at our Beaufor and Island Gold Mines."

About the Valentine Lake Property
The Valentine Lake Property's Leprechaun Pond deposit hosts a NI 43-101 compliant inferred mineral resource of 1,314,780 tonnes grading 10.50 grams per tonne (g/t) gold using a 5 g/t gold minimum cut off and a 3m minimum width. Cutting individual assays to 58 g/t gold, the average grade is 8.51 g/t gold, for a total estimated mineral resource of 359,000 ounces of gold. The resource estimate of the Valentine Lake property presented in the NI 43-101 Technical Report dated January 12, 2005 was performed by Larry Pilgrim, P.Geo., a Qualified Person (see: NI 43-101 Valentine Lake Technical Report). Strong and extensive soil geochemistry over more than 20 km indicate excellent potential for additional gold discoveries to be made on the property.

Project development efforts in 2008 focused on establishing a road and upgrading existing roads totalling 40 km to provide access to the Leprechaun Pond deposit. The road was completed to within 500 m of the deposit and is expected to be finished this Spring. The road will eliminate the need for helicopters during future exploration programs and provide access for heavy equipment needed for large tonnage sampling in the future. The road will also provide access to much of the property’s 29 km strike length including the Valentine East prospect located approximately 13 km NE of the Leprechaun Pond deposit.

About Mountain Lake Resources Inc.
Mountain Lake Resources Inc. (TSX-V: MOA) is a diversified junior mining and exploration company whose corporate strategy is to build shareholder value through the exploration and development of economically viable mineral properties. Current projects include: a 30% interest in the Valentine Lake gold project (Newfoundland) with an option to acquire the remaining 70% interest in the project from Richmont Mines Inc.; a 100% interest in the Bobby’s Pond Base Metal Project (Newfoundland); a 13.07% stake in Etruscan Diamonds Limited, an alluvial diamond operation (South Africa); and an option to earn a 100% interest in the Little River gold exploration property in Newfoundland). For more information visit: www.mountain-lake.com.

About Richmont Mines Inc.
Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

MOUNTAIN LAKE OPTIONS 70% INTEREST IN VALENTINE LAKE GOLD PROJECT FROM RICHMONT MINES TO CONSOLIDATE 100% OWNERSHIP
February 11, 2009

This news release was prepared by the companies’ management teams, which assume full responsibility for its content. The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Gary Woods	Martin Rivard
President and CEO	President and CEO
Mountain Lake Resources Inc.	Richmont Mines Inc.

National Instrument 43-101
This news release has been reviewed by Mr. Gary Woods, P.Geo., a qualified person designated by National Instrument 43-101.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Mountain Lake Resources’ and Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

Cautionary Note to U.S. Investors Concerning Resource Estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information:

Mountain Lake Resources Inc.	Richmont Mines Inc.
Greg Lytle	James Culligan
Corporate Communications	Investor Relations, Kei Advisors LLC
Phone: (866) 285-5817	Phone: (716) 843-3874
E-mail: lytle@mountain-lake.com	E-mail: jculligan@keiadvisors.com
Trading symbol: MOA	Trading symbol: RIC
Listing: TSX Venture Exchange	Listings: TSX/NYSE-A
Web site: www.mountain-lake.com	Web Site: www.richmont-mines.com